
EXHIBIT 7: POLICIES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

The Compliance Department performs daily, and ongoing tasks related to the development, adjustment, and administration of the internal control policies and procedures deemed necessary related to among other things the handling and prevention of conflicts of interest.

1. Conflicts of interest

   Given the complexity of their work environment and the types of duties they perform, Agency employees and management are exposed to potential conflicts of interest; the term conflict of interest being understood as any situation, usually of a financial or personal nature, that could influence the judgment of an individual and could affect them from making objective, fair and independent decision.

   1.1. Identifying conflicts of interest

   There is a conflict of interest, and therefore the director or analyst involved will not be permitted to participate in or influence the determination of a rating when:

   - In the 12 months prior to the start of the rating process, they have served as a board member, management, or employee of the entity or issuer to be rated, or at any entity member of the same business group as the entity or issuer to be rated, or has had any business dealings that could create a conflict of interest with said entities or issuers.

   - Their spouse, partner, or any blood relative to the second degree holds any management or senior management position in the entity or issuer to be rated. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.

   - They engage, or have engaged in, during the 12 months prior to the start of the rating process, any other relationship that could cause a conflict of interest with the issuer and/or offering to be rated or with any entity member of the same business group as the entity or issuer in question.

   - They have or are in the process of receiving a loan, credit, good, yield, or the provision of any service from the entity or issuer on better-than-market conditions, or have engaged in a business relationship with the entity or issuer beyond an arm's length ordinary course of business.

   - They maintain an operation involving the securities of an entity or issuer rated or being rated, according this Exhibit.


- They participate in the sale or promotion of a product or service offered by HR Ratings, or they are influenced by sales or commercial considerations.

The Compliance Department will maintain a record on the Agency's internal electronic system of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency's Chief Executive Officer, Chief Risk Officer, Chief Credit Officer, and Operations and Compliance Department personnel, and the Agency's Analysis Director and lead analysts will have access to these records.

1.2. Measures to eliminate conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

a) Objectivity, Independence and integrity

- The process for a credit rating action must be performed in strict adherence of the procedures and the rating methodologies and models approved by the Agency's Board of Directors.

   The Chief Credit Officer will oversee that the individuals participating in the rating process perform the evaluations or corresponding analyses in adherence of the procedures and based on the rating methodologies and models applicable.

   The foregoing is without prejudice of the ability of the independent members of the Board of Directors to conduct compliance audits on the rating methodologies and models, directly or through the person to whom this task is designated.

   The Chief Compliance and Risk Officers may verify, at any time, that compliance is being met with the rating procedure.

- The remunerations received by the board members, management and technical personnel involved in the rating process, and all employees in general, are wholly independent from the revenues received by HR Ratings for the ratings given to any particular entity or issuer and/or operation, in accordance with the remuneration policies approved by the HR Ratings Board of Directors, which will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

- At no time will a rating process be stopped or eliminated when the rating may cause the entity or issuer, or any investor, the Agency itself, or any other market participant any economic,



financial, political, or legal impact, including the rescission of the service contract between HR Ratings and the entity or issuer.

- The Agency's rating actions will not be affected by the existence or potential existence of a commercial relationship with the entity or issuer receiving the service, or with other entities members of the same business group, or with any third party.

- HR Ratings will refrain from providing its services when the revenues that would be received from an entity or issuer that intends to contract these services, or from members of the same business group or consortium, would represent ten percent or more of HR Ratings' total revenues received the previous year.

  HR Ratings will refrain from providing its services to states or municipalities when:

  a) The revenues that would be received from each state or municipality would represent five percent or more of HR Ratings' total revenues received the previous year.

  b) The sum of the revenues received from a state and its municipalities would represent ten percent or more of HR Ratings' total revenues received the previous year. This condition will only apply when the state acts as guarantor on the operations of the municipalities.

  The calculation of the revenues mentioned above will consider all the revenues that HR Ratings would receive from said states or municipalities, including those for services that would assess the credit quality of securities issued by trusts on which the state or municipality is the settlor.

- HR Ratings employees are prohibited from making recommendations or proposals concerning securities offerings.

- In addition, HR Ratings employees are strictly prohibited from making recommendations to entities, issuers, structuring agents, placement agents, or any other participant in the offering, in relation to the legal, corporate or financial structure and activities of any entity or issuer rated by HR Ratings.

b) Division of functions and duties

- HR Ratings will maintain a policy of dividing functions and duties to ensure that personnel responsible for preparing the studies for the assignment of ratings are completely separated


from any activity related to the promotion and sale of the services HR Ratings provides and the processing of the fees and charges the Agency collects for these services.

- In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships have no involvement in the rating process for client entities, issuers and/or operations, and do not have access to client information or files.

- This policy on the division of duties, reporting lines, oversight, and remuneration structure is described in detail in the next subsection of this Exhibit.

- Any analyst that receives information from a client, an Agency employee or any third party, in relation to the service contract signed between HR Ratings and the entity or issuer, containing the Agency's fees or any sales or commercial information, will inform the sender that information of this nature must be addressed exclusively with the Agency's Business Development or Administrative Departments. In addition, the employee will send a copy of their response to the Compliance Department at: compliance@hrratings.com, which will document the situation and, accordingly, the Chief Compliance Officer, with the Agency's CEO and Chief Risk Officer, will take any measures necessary.

- In such circumstance, it will be determined whether the sales or commercial information in question has actually or could have influenced the analyst.

- Additionally, if any Business Development Department personnel, or the Agency's CEO, receives information from any HR Ratings client that would be relevant to the analysis process, they will remind the client, in writing, that information of this nature must be sent exclusively to the analysis team assigned to them. In addition, the employee will send a copy of their response to the Compliance Department at compliance@hrratings.com, which will document this type of situation, and where warranted, take any measures necessary.

The Compliance Department will document occurrences of the situations described above in their records.

b.1. Division and definition of functions and duties

HR Ratings maintains a policy of dividing functions and duties to avoid any type of conflict of interest with entities or issuers rated.


As part of this policy, personnel responsible for preparing the analysis are prohibited from involving themselves in any activity related to the promotion and sale of HR Ratings services and the processing of the fees and charges the Agency collects for these services.

Meanwhile, the employees that work in the business development, investor relations, and administrative and human resources departments are prohibited from participating in the rating processes for entities, issuers, and/or operations and do not have access to such information or files.

The Agency is divided into different administrative units, which perform the following functions and duties:

- The **Board of Directors** is the Agency's highest administrative authority and is removed from the Agency's rating process and the management and collection of fees for rating services, except as related to its duties of oversight.

- The **Office of the Chief Executive Officer** is responsible for directing, coordinating, and managing the overall operation of the Agency and is separated from the rating process.

- The **Credit Analysis Department** is responsible, among other things, for supervising the development of the analysis process and for communication with market participants to receive questions, suggestions or complaints related to the rating processes. The Credit Analysis Department has no involvement in the tasks related to the processing and collection of fees from Clients, or in matters related to business development.

  Any Client that asks a member of the Credit Analysis Department personnel about the Agency's fees or its services will be directed immediately to the Business Development Department.

- The **General Methodological Criteria Department** is responsible, in collaboration with the Chief Credit Officer, for developing and proposing the methodologies, and modifications thereof, that are the basis for the analysis of any class of asset rated by the Agency, and also the quantitative models incorporated into these methodologies and the criteria for their application, to be submitted for the approval of the Methodology Committee.



The methodology committee will meet annually to assess the performance of the Agency's current models and methodologies and, accordingly, to decide on and implement modifications.

This Department is removed from the management and collection of fees from Clients and has no involvement in questions related to business development.

- The **Compliance Department** is responsible for overseeing compliance by the Agency, its shareholders, board members, management, technical personnel and other employees with the HR Ratings company rules, and in general, with all regulations applicable to credit rating agencies and also for mitigating potential risks in the day-to-day operation.

  To ensure the foregoing, the Chief Compliance Officer and their team perform daily, and ongoing tasks related to the development, adjustment, and administration of the internal control structure and procedures deemed necessary related to: the improper use of material non-public or confidential information; the handling and prevention of conflicts of interest; compliance with regulations applicable to credit rating agencies, and the handling of complaints.

  The Chief Compliance Officer and the personnel under their charge are not permitted to participate in the credit quality analyses or in the preparation of rating methodologies, perform functions of sales or business relations, or be involved in the setting of HR Ratings employee salaries, other than those of the people that report directly to the Chief Compliance Officer.

- The **Risk Department**, among other activities, is responsible for identifying, monitoring, and mitigating both internal and external risks that could represent a threat to the Agency.

  For the purposes of the above, this department continually develops policies and conducts audits to detect and mitigate risk, and also prepares strategic planning based on advisement and risk management.

  This Department has no involvement in the tasks of the management and collection of fees from Clients or in questions related to sales or investor relations, nor does it participate in the Agency's rating processes. The above, with the exception of that referring to the tasks conferred upon this department in its capacity as technical auditor


and in terms of risk, in accordance with the other documents that comprise the Agency's company rules.

- The **Business Development Department** is responsible for the Agency's relationship with Clients, investors, for reviewing the service contracts and non-disclosure agreements or engagement letters entered into with the entities or issuers, and also for informing Clients of the fees the Agency charges for its services.

  This department is the responsible for establish and maintain contact with the investors in order to expand and maintain the presence of the Agency and is independent from the rating process for entities, issuers, and/or offerings.

- The **Human and Material Resources Department** is responsible, among other activities, for human resources matters, from selection and hiring to, when such is the case, the termination of employment, and also payroll and employee benefits. In addition, this Department manages the Agency's material resources. This Department has no influence or involvement in the rating processes or collecting fees.

- The **Administrative Department** is responsible, among other activities, for processing and collecting fees from the entities or issuers for the rating services the Agency provides and has no influence or involvement in the rating processes.

As part of the policy to divide functions and duties, the analysis department is physically separated from the areas responsible for administrative matters and business relations. The foregoing is implemented through a system of closed doors with access restricted by electronic cards and fingerprints.

b.2 Remuneration, reporting and supervision

The remunerations of the board members, management and technical personnel involved in the rating process, and employees in general will be determined according to a fixed component that bears no relation to the ratings the Agency issues or its earnings. The remunerations of all HR Ratings employees will also consider the annual performance reviews administered by the Administrative and Human Resources Department.

The remuneration policies and structures for management and technical personnel discussed in this section will be reviewed periodically to ensure the objectivity of the rating process is not compromised.



The reporting lines, remuneration structures, and supervision of the bodies or departments into which the Agency is divided are as follows:

- The **Board of Directors** is the highest administrative authority of the Agency; the compensation its members receive is merely symbolic, as serving on the board is an honorary position, and is not related to the revenue HR Ratings receives for its ratings.

- The **Office of the Chief Executive Officer** reports directly to the Board of Directors and their salary bears no relation to the ratings the Agency issues.

- The **Credit Analysis Department** reports directly to the Agency's CEO and the salaries of the personnel assigned to this department bear no relation to the revenue HR Ratings receives for its ratings.

- The **Compliance Department** reports directly to the Board of Directors and the salaries of the personnel assigned to this department bear no relation to the revenue the Agency receives for its ratings and are determined so as to ensure their judgment remains independent.

  The Chief Compliance Officer delivers an annual report on their activities and performance to the Board of Directors and to the Agency's CEO.

- The **Risk Department** reports directly to the Board of Directors and the salaries of the personnel assigned to this department bear no relation to the ratings the Agency issues.

  The Chief Risk Officer will deliver a report on their activities annually to the Board of Directors and the Agency's CEO.

- The **Methodological Criteria Department** reports directly to the Credit Analysis Department and the salaries of the persons assigned to this Department bear no relation to the ratings or methodologies that the Agency issues.

- The **Business Development and Investor Relations Departments** report directly to the Agency's CEO and the salaries of the persons assigned to these departments are independent of the Agency's rating actions.

- The **Human and Material Resources Department and the Administrative Department** report directly to the Agency's CEO and the salaries of the persons assigned to this department are independent of the Agency's rating actions.


Any violation of the HR Ratings company rules and/or the regulations applicable to credit rating agencies by any of the officers mentioned previously will be sanctioned individually by the Agency's Chief Compliance Officer or, in the case of serious fault, jointly with the Chief Risk Officer, hearing the opinion of the independent members of the Board of Directors.

c) Securities Transactions

1. "Securities Transactions" are those operated directly or indirectly on:

   a) Securities registered in the National Securities Register (the "Register"). Securities are shares, interests, obligations, notes, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered or not, that can be traded on the securities markets, which are issued in series or in masse and represent the equity of an entity, a factoring party on an asset, or interest in a collective loan or any individual credit right, under the terms of the local and foreign laws applicable.

   b) Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.

   c) Derivative financial instruments, provided their underlying assets are registered Securities.

   d) Bank securities representing debt on a term equal to or less than one year serviced by a bank.

2. The following investments are not considered Securities Transactions:
   a) Shares in mutual funds.
   b) Securities issued by any sovereign entity.
   c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).
   d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;
- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and



- Persons who because of their duties may have access to privileged information.

All new Agency employees and board members will present, on their start or appointment date, using the form contained in **Appendix 1 "Securities Transactions Report"**, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also those of their spouse, partner, or minor-aged children.

In addition, all Agency board members and employees who operate a Securities Transaction with any entity or issuer rated by HR Ratings will notify the Chief Compliance Officer using the form contained in **Appendix 1 "Securities Transactions Report"** within 10 business days following the operation of the Transaction in question.

The foregoing notwithstanding, all Agency employees and board members must complete and submit **Appendix 1 "Securities Transaction Report"** every six months. The semiannual endorsement will indicate all securities transactions operated by the employee or board member to date with any entity or issuer rated by HR Ratings, regardless whether these have been previously reported.

Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.

The corresponding bank or securities account statement will be appended to the securities transactions report. This statement will be dated no more than three months prior and will indicate the securities transactions operated. The employee or board member may delete the information not relevant to the operation reported.

HR Ratings will maintain on the Agency's electronic system a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") for HR Ratings employees and board members to consult in order to meet compliance with this section. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed, but their rating has not yet been released (the "Private Ratings List"), to which only the Agency's Chief Executive Officer, Compliance, Risk and Operations Department personnel, Business Development Department personnel, the analysis Director and the members of the Board of Directors will have access. Both client lists will be maintained current on the Agency's internal electronic system.



HR Ratings, through the Compliance Department, will take the measures necessary to ensure that Securities Transactions by members of the Board of Directors, management, the technical personnel responsible for the preparation of reports on and the subsequent surveillance of, the credit quality of securities or clients of the Agency, and employees in general, do not generate any conflict of interest.

The limitations on Securities Transactions laid out in this section and the disclosure of these will apply equally to Transactions operated by the spouse, partner, or minor aged children of the credit analysis management or technical personnel involved in the rating process.

For the purposes of the previous paragraph, HR Ratings employees, management and board members will make every effort to inform themselves of securities transactions operated by their spouse, partner and/or minor aged children. No bank or securities account statement will be required for these transactions.

d) Use of privileged information

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, that could or would influence the prices of registered securities.

HR Ratings board members, management and employees are strictly prohibited from:

• Obtaining any benefit from any Securities Transaction gained from the use of privileged information obtained from having participated in the rating process for these securities, or in the course of their duties.

• Providing or transmitting privileged information to other persons, being required to meet compliance with that established in this Exhibit for the handling of non-public or confidential information.

• Issuing recommendations on any securities or negotiable instruments, the price or quote for which could be influenced by the use of privileged information.

• Privileged information is knowledge of relevant events that have not been disclosed to the public by an issuer through the market on which their securities are traded.

It is not necessary that the person know all the details of the relevant event to be considered to have privileged information, provided the part to which they have access could influence the price or quote of an issuer's securities.


The Compliance Department will be responsible for monitoring the policies on securities transactions and the use of privileged information.

Any improper use of privileged information will be considered a very serious fault that will be sanctioned according to the criteria established in **Appendix 8 "Criteria for determining the severity of violations of the Company Rules"**.

e) Loans, credits, acquisition of goods, services and yields

Management and technical personnel that have or are in the process of receiving a loan, credit, good, yield, or the provision of any service from an entity or issuer rated by HR Ratings, or who engage in a business relationship with such entity or issuer beyond an arm's length ordinary course of business will not participate in the rating process involving said entity or issuer.

The persons mentioned in the previous paragraph will be obliged to report the loans, credits, goods, yields, or services, or any business relationship, they have or are in the process of obtaining from a client prior to starting any participation in the rating process involving such client, when the loan, credit, good, yield, or service, or business relationship, was obtained or will be obtained on better-than-market conditions. Loans, credits, goods, yields, or services, or business relationships, will be reported to the Chief Compliance Officer using the form contained in **Appendix 9 "Report of Loans, Credits, Goods, Yields and/or Services"**.

1. Gifts, entertainment and preferential treatment

   - The Agency, its employees, management and board members are prohibited from:

     o Receiving from any employee of any financial authority, political party, or any government or state-involved institution, any gift, compensation, gratification, or entertainment.

       The use of Agency or personal resources to make illicit payments to persons or organizations for the purpose of doing business or influencing their policies or decisions is strictly prohibited.

     o Soliciting or receiving directly or through another person, remunerations, goods and/or services, including entertainment, and also donations from persons with which HR Ratings holds business relationships or who hold an interest in the transaction in question.



The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings holds a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25 (twenty-five US dollars).

o   Receiving remunerations, goods, donations, gifts, or gratifications from any employee of any third party, when said gifts are given with the intention of influencing the decision on any rating, opinion, analysis, study or report the Agency is preparing.

- In the event any entity or issuer with which HR Ratings holds a business or services relationship, or any employee of same or of any financial authority, political party, or government or state-involved institution solicits or offers Agency technical or management personnel, or any other employee, explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment, the person in question will report this to the Chief Compliance Officer immediately, in writing, regardless whether they have accepted the item or not.

  The respective report will indicate the characteristics of the goods, donation, gift, gratification, or entertainment offered, the date of delivery, and also the type of relationship with the entity or issuer, authority, or political party involved. Gifts offered will be reported using the form contained in **Appendix 2 "Report of gifts"**.

- In the case of any offering that would lead to a conflict of interest for the Agency, the entity, issuer, or person in question will be asked, in writing, by the Business Development Department, to terminate the business relationship informing them of the reasons for this action.

2. Post-employment activities of management and technical personnel

Post-employment follow-up

- HR Ratings will make every effort to inform itself of the future employment of its employees so as to inform the Securities and Exchange Commission to this effect, in the event that the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee (i) held a management position in the Agency, (ii) held an analyst position and participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent, or (iii) was a supervisor of an analyst that participated, in any manner, in the rating process for the



entity, issuer, or the rating for the instruments or operations of the structuring agent. The flowchart contained in the **Appendix 3 "Post-Employment follow-up"** shall apply in this situation.

- The policies for following up on the future employment of former HR Ratings employees are contained in the Agency's Human Resources and Material Resources Manual.

Back review of the former employee

- In any case in which an employee of a person subject to a credit rating of HR Ratings or the issuer, underwriter, or sponsor of a security or money market instrument subject to a credit rating of HR Ratings was employed by HR Ratings and participated in any capacity in determining credit ratings for the person or the securities or money market instruments during the one-year period preceding the date an action was taken with respect to the credit rating (including the one-year period preceding the date of the most recent rating action prior to the employee's departure), HR Ratings will conduct a review to determine whether any conflicts of interest of the employee influenced the credit rating and take action to revise the rating if appropriate according with the following:

  - On learning of the former employee entering the employ of the entity, issuer, or structuring agent, HR Ratings will review the ratings given to said entity over the 12 months prior to the most recent rating action by HR Ratings on the entity, issuer, underwriter or structuring agent before the employee left the Agency.

    The Chief Risk Officer will perform this review, with the support of the previous immediate supervisor of the analyst in question, according to **Appendix 4 "HR Ratings back review detailed flowchart"**.

  - If any elements are detected that would presume the rating or ratings had been influenced by a conflict of interest or that these had not been assigned correctly, the Chief Risk Officer will report such situation immediately to the Agency's Chief Compliance Officer and the Chief Credit Officer, and the latter will be asked to open a rating review process according to the procedure contained in the HR Ratings General Operations Plan for the assignment of the ratings.

    In this case, HR Ratings will publish the change of rating or the confirmation of the rating, according, within fifteen calendar days following the date on which it was found that the rating could have been influenced by a conflict of interest.


If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation, as evidence was found that the rating could have been influenced by a conflict of interest.

1.3. Disclosing conflicts of interest

- All HR Ratings employees, management and board members are obliged to disclose to the Chief Compliance Officer, in writing, any personal or financial relationship, either their own or that of any other employee of which they have knowledge, that could generate a conflict of interest regarding any entity, issuer and/or operation.

- The disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, management and board members will follow the procedures for identifying, handling and disclosing any potential conflict of interest as laid out in this Exhibit.

- In the event any employee, management, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, will analyze the case and determine the measures and/or sanctions to be levied.

  Conflicts of interest must be disclosed using the form contained in **Appendix 5 "Conflict of interest disclosure"**.

- In addition, Agency employees and management will use the form contained in **Appendix 6 "Report of the employment and/or positions of family members"** in the event their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.

  All Agency employees and management will sign this form every six months, indicating the positions held by their spouse, partner, or any blood relative to the second degree in any entity or issuer rated by HR Ratings.

  For the purposes of the above, HR Ratings employees and management will make every effort to inform themselves of the employment status of their spouse, partner or blood relatives to the second degree.


1.4. Handling conflicts of interest

- The Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, which may include:

  ❑ Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or operation with which they have the conflict of interest, until such time as the conflict is resolved or confirmed; designating a different person to take their place in the analysis process.

  ❑ Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have the conflict of interest.

  The above is without prejudice of any sanctions that may be applicable.

- The opinion of the independent members of the Board of Directors will be heard on potential or real conflicts of interest of greater importance.

- When the Chief Operating Officer presents a conflict of interest in terms of their participation in the analysis process for the entity, issuer and/or operation, they will be substituted by the Chief Credit Officer. Similarly, when the Chief Credit Officer presents the conflict of interest, they will be substituted by the Chief Operating Officer.

- In addition, when a Department head presents a conflict of interest in terms of their participation in the analysis process for the entity, issuer and/or operation, they will be substituted by the Chief Credit Officer.

- In the event any employee involved in the analysis process already holds an investment or loan prior to HR Ratings signing any service contract, which could cause a conflict of interest, such personnel will refrain from participating in said analysis process or they will disinvest from the securities involved.

- When any of the people authorized to resolve potential conflicts of interest - the Compliance Officer, Risk Officer and the Agency's CEO - present any potential conflict of interest themselves, such situation will be assessed by the other two persons and they will take the necessary measures.


- The Agency will refrain from entering into the service contract for rating services with any entity, issuer and/or operation when any Agency board member, or management involved in the rating process holds a conflict of interest with the entity, issuer and/or operation. This situation may be reverted if the proper measures are taken to eliminate the conflict of interest.

  In addition, the Agency will refrain from entering into service contracts for rating services with entities or issuers that directly or indirectly hold interest in the equity of HR Ratings, unless such interest represents less than five percent of the ratings agency's equity.

- The Chief Compliance Officer, with the support of the Chief Risk Officer, will ensure all HR Ratings employees and board members adhere to the policies laid out in this Exhibit regarding the identification, handling and disclosure of conflicts of interest.

  Potential conflicts of interest will be handled according to the flow chart contained in **Appendix 7 "Handling potential conflicts of interest"**.

  Any relevant modification of the policies on the identification and handling of conflicts of interest, contained in this section, must be reported to the U.S. Securities and Exchange Commission via the NRSRO form, upon taking effect.

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APPENDIX 1
Report of Securities Transactions

_____ ____, _____

HR Ratings Chief Compliance Officer
Present

In order to comply with the obligation, set forth in the section "Securities Transactions" of this Exhibit, I report below the Securities Transactions the undersigned operates as of this date and also those my spouse, partner and/or minor aged children operate, involving issuers, or entities rated by HR Ratings:

☐ I have no securities transactions to report
☐ I have the following securities transactions to report:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction

Securities Transactions held by my spouse, partner and/or minor-aged children

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction


		debt instruments with a term of one year or less			

I declare to be familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information contained in this Exhibit and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information contained in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

(Employee or board member name, position and signature)

Instructions:
(i)   This form must be presented by all HR Ratings new hires.
(ii)   This form must be presented by all employees, management, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 business days of operating the transaction.
(iii)   This form must be presented by the analysis personnel whose spouse, partner or minor aged children have operated a Securities Transaction with any entity or company rated by HR Ratings.
(iv)   This form must be presented by all HR Ratings employees, board members, and management every 6 months, indicating the securities transactions operated.
(v)   Securities Transactions are those operated directly or indirectly involving:
    a) Securities registered in the National Securities Registry.
    b) Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.
    c) Derivative financial instruments, provided their underlying assets are registered Securities.
    d) Bank securities representing debt on a term equal to or less than one year serviced by a bank.
(vi)   The following investments are not considered Securities Transactions:
    a) Shares in mutual funds.
    b) Securities issued by the federal government.
    c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
    d) Certificates referring to a group or basket of shares or price indexes.
(vii)   Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control, per the terms of article 2 of the Securities Market Law.
(ix)   Attach a monthly account statement, dated nor more than three months prior, issued by the financial broker indicating the securities transaction.
(x)   If neither you nor your spouse, partner, or minor aged children hold Securities Transactions in entities or issuers rated by HR Ratings, please indicate "I do not have" or "not applicable".


APPENDIX 2
Report of Gifts

_____ ____, _____

HR Ratings Chief Compliance Officer
Present

In compliance with this Exhibit, that all HR Ratings employees are required to report offers of gifts, goods, donations, bonuses, or entertainment received from financial agents or clients of HR Ratings, or from any financial authority, political party, or government or government-involved institution, I hereby inform you that I was offered the following goods or entertainment:

Characteristics of the good or entertainment offered, indicating the estimated value	Entity / issuer / authority / political party	What is HR Ratings' relationship with the entity, issuer, authority, or political party?	Date offered	Was the gift accepted?

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee name, position and signature)

Instructions:
- This report must be submitted to the Compliance Officer immediately.
- The Agency, its employees and board members may only accept or receive from any person with whom HR Ratings has business dealings or any of their employees, goods other than cash and whose value does not exceed US$25 (twenty-five US dollars).
- No one is permitted to receive remunerations, goods, donations, gifts, or gratifications, when these are given with the intention of influencing the decision on any rating, opinion, analysis, study, or assessment in which the Agency is involved.



APPENDIX 3
Post-employment follow-up

Inputs	*Activities*	*Products*

The Human Resources & Material Resources Department is notified of the new employment taken by a former employee who had held an analyst, analyst supervisor or management position at HR Ratings, at any entity, issuer, underwriter or structuring agent client of HR Ratings within five years after leaving HR Ratings.

The Compliance Department determines whether any of the following three conditions are met:

- The former employee was management.

- The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed.

- The former employee supervised an analyst that participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed.

If any of these criteria are met, an "Employment Transition Report" is submitted to the SEC via the SEC website.

Employment Transition Report

On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Risk Department will review the ratings given to said entity during the 12 months prior to the most recent rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question before the employee left the Agency. This review is to check there had been no conflict of interest.

Is there a potential conflict of interest?

No

Look Back Review report by the Chief Risk Officer.

Yes

The Chief Risk Officer will ask the Credit Analysis Department to open a rating review process within 15 calendar days. If this time cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating has been put on review or surveillance.

Press release, where applicable.

New rating or confirmation of the rating.


APPENDIX 4
HR RATINGS BACK REVIEW DETAILED FLOWCHART

HR Ratings Look Back Review Flow Proposal

Reviewing analysis committee minutes related to the entity or issuer where the former employee took a position and the ratings from the last 12 months of last rating action action for such entity or issuer

Reviewing adherence to Policies and Procedures followed by the Analyst and the Committee

Presumption of a Potential Conflict of Interest? — Y

N

No further process is required

Look Back Review Report

The Risk Officer opens a Look Back Review

Email Audits

File Integration Review

Transition Matrix Analysis for both Entity and Analyst

Conflict of Interest Detected? — Y

N

No further process is required

Look Back Review Report

End of Process

Report immediately to Chief Compliance Officer and the CCO

The Risk Officer will ask the Operations Department to open a re-rating process within 15 calendar day

Can be met? — Y

N

Issue a Press Release stating there is a potential conflict of interest regarding the rating in question and that this will be re-rated.

Press release, where applicable

New rating or confirm

Look Back Review Report

End of Process

Symbology
- Start/Stop
- Process
- Predefined Process
- Manual Operation
- Document
- Decision
- Input/Output


APPENDIX 5
Disclosure of conflicts of interest

_____ _____, _____

HR Ratings Chief Compliance Officer
Present

In compliance with that established in the sections "Conflicts of Interest" and "Disclosure of conflicts of interest" of this Exhibit, I hereby inform you of the following situation that could generate a conflict of interest:

_____

_____

_____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c.   HR Ratings CEO
        HR Ratings Chief Risk Officer

Instructions:
(i) This form must be presented by any employee with knowledge of any situation, their own or another, that could generate a potential conflict of interest under the terms of the section "Conflicts of Interest" of this Exhibit.
(ii) In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.



APPENDIX 6
Report of the employment and/or positions held by family members

_____ ____, _____

HR Ratings Chief Compliance Officer
Present

In compliance with this Exhibit, in relation to the obligation of employees of this rating agency to disclose whether their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Rating, I hereby state as follows:

☐ Neither my spouse, nor my partner, nor any blood relative of mine to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐ My (indicate relationship), name, has held the position of_____, since_____at the following entity or company rated or in the process of being rated by HR Ratings: _____ __, and performs the following activities: _____.

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee name, position and signature)

Instructions:
(i) This form must be presented by new hires and by any employee with a family member that meets the condition indicated in the first paragraph of this form.
(ii) In addition, all analysts must complete this form every 6 months, indicating the positions held by their blood relatives to the second degree in any entity or issuer rated by HR Ratings.
(iii) The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.



APPENDIX 7
Handling of potential conflicts of interest

Inputs	*Activities*	*Products*

Inputs:

1. Semiannual reports received on HTRON:
- Securities Transactions
- Loans, Credits & Services (analysis)
- Employments and/or positions held by relatives
- Own positions with issuers, financial entities and other companies

2. Event reports:
- Securities Transactions
- Gifts (analysis)
- Employments and/or positions held by relatives
- Positions held in issuers, financial entities & other companies
- Request for approval to work outside HR Ratings
- Own and other conflicts of interest

3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.

Activities:

Compliance reviews the reports on HTRON and checks weekly there are no reports pending verification.

Potential conflict reported? — No → **Backup of the report on HTRON.**

Yes ↓

Analyzed by the Compliance and Risk Officers and the CEO, and the legal counsel where necessary.

Is there a potential conflict? — No → **The situation is documented in the Report of potential conflicts of interest and the Incident report, with the respective Appendix.**

Yes ↓

Pertinent measures are taken to mitigate the potential conflict.

Violation of any company rule that merits sanction? — No →

Yes ↓

The Chief Compliance Officer sets the sanctions, taking into consideration the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the independent Board Members.

Products:

Recorded in the sanction follow-up log

Sanction notice



APPENDIX 8
Criteria for determining the severity of violations of the company rules

Types of faults or violations

- Of policies on Independence and Conflicts of Interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies, in general, contained in the Manuals

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal reprimand
Moderate	Written reprimand
Serious	Suspension
Very serious	Dismissal

The following criteria will be taken into account to determine the severity of the fault or violation:

Criteria	Severity
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was a personal gain or for a third party	Very serious
The Agency's image was damaged	Serious or Very serious
An impact was caused on a rating	Serious
Sexual harassment	Case-by-case to determine the severity
The violation was hidden	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequence	Minor

Note: The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.


APPENDIX 9
Report of Loans, Credits, Goods, Yields and/or Services

_____ _____, _____

HR Ratings Chief Compliance Officer

In order to comply with the obligation to disclose the loans, credits, goods, yields, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest for me, as outlined in this Exhibit, I report the following:

Loans or credits obtained, or in the process of being obtained, on better-than-market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained, or in the process of being obtained, on better-than-market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened



Services obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Business conducted with the client	Benefit that would be gained on better-than-market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Analyst name, position and signature)

Instructions:
- (i) This report must be presented by newly hired analysts.
- (ii) This report must also be presented by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained on better-than-market conditions.
- (iii) If none of the conditions contained in this Appendix apply to you, indicate "Not applicable".